October 2, 2008

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
3113 Madison Drive
Atlanta, GA 30346

      Re: Innocap, Inc.
               Registration Statement on Form S-1
               Filed August 15, 2008
               File No. 333-153035

Dear Dr. Schoomer:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note you are registering the resale of substantially all of your outstanding common stock on behalf of four shareholders. Given the amount of shares being offered, the nature of the selling shareholders, and the time period that such shareholders have held their shares, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price for the duration of the offering and identify all of the selling stockholders as underwriters. In the alternative, significantly reduce the number of shares being offered.

      If you disagree with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a secondary offering. In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares;

- The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received or the debt extinguished from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

We note your disclosure on page 18 that you "have been a development stage company since inception" and, as part of your plan to augment your financial resources and consider attractive business opportunities, you and your principal stockholders "have entered into discussions with an unaffiliated third party with respect to a potential merger transaction which could result in change of control/ownership and new management." Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan.

3.   We note that, in July 2008, you withdrew your election and ceased being a business development company. Please tell us how you obtained the requisite shareholder approval to withdraw your election as a business development company and how you complied with the requirements of Regulation 14A.

Prospectus Cover Page

4.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Prospectus Summary

5.   Please revise this section and Management's Discussion and Analysis or Plan of Operation to include a brief discussion of the "going concern" opinion issued by your auditors, explain its relevance and quantify your accumulated deficit.

Risk Factors

Innocap has a very limited operating history and anticipates losses, page 5

6.   Please include disclosure that you have not had any consulting engagements to date, if true.

We will rely on independent consultants to provide referrals of clients…, page 6

7.   The subheading of this risk factor states that without referrals, you will not obtain any international engagements. The risk factor, however, does not discuss international engagements. The subheading should adequately describe the risk disclosed. Please expand the risk factor to discuss how referrals may affect your international engagements or revise the subheading to reflect the risk discussed.

Our success will depend on our ability to establish and maintain our professional…, page 8

8.   It is unclear to us how the risk discussed in this risk factor differs from the risk discussed in the risk factor on the top of page 7 with the subheading "We may face damages to our professional reputation or legal liability if our future clients

are not satisfied with our services." Please combine these two risk factors or revise to clarify the separate risks.

We are subject to the periodic reporting requirements of the Securities Exchange Act…, page 8

9.   As all issuers are subject to the requirements of the Securities Exchange Act of 1934, it is unclear to us how this poses a unique risk for your company. Please delete this risk factor or revise to explain why compliance with the Securities Exchange Act presents a unique risk to you. Please refer to Item 503(c) of Regulation S-K.

Legislation, including the Sarbanes-Oxley Act of 2002…, page 9

10.   As all issuers are subject to the requirements of the Sarbanes-Oxley Act, it is unclear to us how this poses a unique risk for your company. Please delete this risk factor or revise to explain why compliance with the Sarbanes-Oxley Act presents a unique risk to you. Please refer to Item 503(c) of Regulation S-K.

Selling Stockholders, page 14

11.   Please revise to clearly disclose how each of the four selling shareholders acquired the all shares being offered. Specifically, we note that you issued 4,320,000 shares in July 2008 to settle a portion of your liabilities, but that 4,632,700 shares are being registered.

Management's Discussion and Analysis or Plan of Operation, page 18

12.   You state that, as part of your plan to augment your financial resources and consider attractive business opportunities, you and your principal stockholders "have entered into discussions with an unaffiliated third party with respect to a potential merger transaction which could result in change of control/ownership and new management." Please revise your disclosure to provide additional information regarding the potential merger transaction, including, but not limited to, the identity of the third party, the status of any discussions, whether your business plan is dependent upon a merger and whether your business would change as a result of the merger.

Business, page 21

13.   We note that your planned operations are broken down into three categories. Please expand your disclosure to provide additional insight into your efforts to

date to advance this strategy. For example, please discuss whether you have been engaged to provide consulting services for any domestic or international companies, or whether any specific leads have been referred from contacts of your president.

14.   We note that your president, who is currently your sole employee, has more than 30 years experience in "senior positions involved with providing solutions or guidance to technology and manufacturing issues" and this "experience has provided him with a wide range of contacts in the investment banking, science and technology communities." Please revise to describe the specific positions held by your president, including any current employment. In addition, please discuss how your president's intention to devote 10 to 15 hours per week to your business will impact your business operations and strategy.

Directors, Executive Officers, Promoters and Control Persons, page 24

15.   You state under "Possible Potential Conflicts" that you have one director; however, you previously disclose that you have two directors. Please revise your disclosure to be consistent.

16.   Please disclose the information required by Item 407(a) of Regulation S-K regarding director independence.

Stock Option Plan, page 25

17.   You state that you believe there are important advantages to be gained with a stock option plan, which include non-employee directors, consultants, attorneys, advisors and stockholders. It is unclear from the disclosure what advantages you anticipate these individuals may bring to the company. Please revise your disclosure to more clearly describe the benefits you seek from your stock option plan. In addition, please file the 2004 Non-Statutory Stock Option Plan as an exhibit.

Principal Shareholders, page 27

18.   Our records indicate that your executive officer, directors and persons who beneficially own in excess of 5% of the outstanding common stock have not filed beneficial ownership reports under Section 13(d) of the Exchange Act since effectiveness of your registration statement on Form 10-SB. Similarly, we note that none of the officers and directors has filed reports under Section 16(a) of the Exchange Act. While the staff recognizes that you do not represent the company's executive officer, directors and beneficial owners, please advise them

to file all reports under Sections 13(d) and 16(a) <u>immediately</u>. Also have the parties provide written confirmation of their understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

19.   You indicate that you have 5,000,000 shares outstanding held by nine shareholders. On pages 14 and 29, however, you indicate that your outstanding shares are held by forty shareholders. Please reconcile this discrepancy.

<u>Summary Compensation Table, page 27</u>

20.   Please update your disclosure to be consistent with compensation information required by Item 402 of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 28</u>

21.   We refer to the disclosure that you issued 4,320,000 shares of your common stock for compensation of services received. Please briefly describe the services provided by each shareholder who received shares.

<u>Shareholder Matters, page 30</u>

22.   We refer to your statement that "certain provisions of Nevada law create rights that might be deemed material to our shareholders." Please describe these rights.

<u>State Securities – Blue Sky Laws, page 34</u>

23.   As CCH is a subscription services, please delete the reference to Section 6301 of the CCH Blue Sky Law Desk Reference and include, instead, a description of the information contained therein.

<u>Where You Can Find More Information, page 35</u>

24.   Please include your telephone number as required by Item 503(b) of Regulation S-K.

<u>Financial Statements and Notes, page F-1</u>

25.   Please tell us how you have complied with the financial statement update requirement in accordance with Rule 8-08 of Regulation S-X.

Prospectus Inside Back Cover Page

26.   The language required by Item 502(b) regarding dealer prospectus delivery obligations that currently appears on the inside back cover page should appear on the outside back cover page of the prospectus. Please move this language to the outside back cover page.

Item 15. Recent Sales of Unregistered Securities, page II-2

27.   We note that you disclose the information required by Item 701 of Regulation S-K for 4,320,000 shares of your outstanding common stock. Please include Item 701 disclosure for the remaining 680,000 shares that are outstanding, or confirm for us in your response that these shares were issued more than three years ago.

Item 17. Undertakings, page II-2

28.   Please delete all references to "small business issuer" contained in the undertakings. Please refer to SEC Release No. 33-8876 (Dec. 19, 2007) and Item 512 of Regulation S-K.

29.   Please delete the introductory language included at paragraph 5 on page II-4 as this does not constitute a part of the undertaking.

Signatures, page II-5

30.   Dr. Schoomer and Mr. Schneer are both listed as chief executive officer on the signature page. In addition, Mr. Schneer is listed as president on the signature page, whereas in the prospectus Dr. Schoomer is listed as president. Please revise the titles so as to be consistent throughout the registration statement. If Dr. Schoomer and Mr. Schneer share a title, please include a 'co-' prefix on the title to clarify this.

31.   Please note that the registration statement should also be signed by your principal financial officer. We note that Dr. Schoomer is listed as your chief financial officer on page 24 and that Mr. Schneer is listed as Treasurer on the signature page. Please indicate which individual is signing in his capacity of principal financial officer.

Exhibit 10.1

32.   The agreement as filed makes reference to Mr. Schneer. Please confirm for us that the agreement as filed is identical to the agreement entered into between you and Dr. Schoomer or file the correct form of the agreement.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3471 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

                                                        Sincerely,

                                                        Jennifer Gowetski
                                                        Senior Counsel

cc: Gary B. Wolff, Esq.
        Via facsimile (212) 644-6498